MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

August 6, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Offering Statement on Form 1-A
Filed January 8, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

We have received your correspondence dated July 26, 2021. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Amendment to Form 1-A filed on June 29, 2021

Risk Factors

Importance of Future Prices of Oil and Gas , page 13

1.	We note your response to prior comment 3. Since you own interests in oil and gas producing properties, please provide the disclosure required by Item 7(c) and Part F/S(b)(6) of Form 1-A, or explain to us why you believe it is not required.

Response: The current oil and gas producing properties we currently own are producing negligible amounts of oil and gas that have generated only $1,562 in 2018, $1,982 in 2019 and $1,763 in 2020, which production is expected to decline over the term of our lease rights. We do not believe that the cost of preparing the discounted cash flow report under Item 7(c) and Part F/S(b)(6) is a productive use of our limited financial resources nor of any value to our shareholders. We intend to provide such disclosure assuming that we acquire certain oil and gas properties currently under negotiations.

Irene Barberena-Meissner

August 6, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.	Please revise your discussion of the financial condition, changes in financial condition and results of operations to provide a comparative discussion for each year and interim period for which financial statements are required. Please note that your revised disclosure should include the causes of material changes between periods and provide the specific reasons and factors contributing to these material changes. See Item 9(a) in Part II of Form 1-A.

Response: We have revised our MD&A discussion in response to this comment but believe that there have been minimal changes between the periods addressed.

Our Business Overview

USR Technology License Agreement, page 25

3.	We note your disclosure on page F-20 that effective January 9, 2021, you signed a “Non- Exclusive USR License Agreement” with USR Resources, LLC (USRR). Please update your disclosure here accordingly and file this agreement as an exhibit to your offering statement. Please also clarify whether you have issued the 30,000,000 restricted common shares to USRR and paid the $100,000 due to USRR under your promissory note, payable in July 2021. In this regard, we note your press release dated January 19, 2021 announcing the closing of the acquisition of this license and your related payment of $1,000,000 in stock and cash.

Response: We have amended our Form 1-A to add the Non-Exclusive USR License Agreement (the “License Agreement”) with USRR and clarified our disclosure to confirm that we issued to USRR 30,000,000 restricted shares of our common stock. We did not make any cash payment to USRR. Under the terms of the License Agreement and the promissory note dated January 9, 2021 that we are also filing as an exhibit, we are obligated to pay an annual interest rate of 10% rather than 3% annual interest for each month in which the payment is past due. Since the preconditions to an earlier payment were not met, payment was due July 10, 2021.

Principal Stockholders, page 37

4.	We note your response to prior comment 3, and reissue such comment. Please update your principal stockholder table to reflect ownership information as of the most recent practicable date. In that regard, we note that the table gives information on ownership of your securities as of December 31, 2020.

Response: We have updated our principal stockholder table in response to this comment.

Irene Barberena-Meissner

August 6, 2021

Maverick Energy Group, Ltd., Table of Contents, page F-1

5.	Please present balance sheets as of the two most recently completed fiscal year ends, December 31, 2020 and 2019. See Part F/S(b)(3)(A) of Form 1-A.

Response: We have amended our Form 1-A to include our balance sheets as of our two most recent fiscal year ends.

Exhibits

6.	We note your disclosure on page F-11 that during the first quarter of 2021, you had secured, but had not received the proceeds of, a $400,000 loan for the specific purpose of drilling Maverick’s first horizontal well with USR. Please describe the material terms of this loan and file the agreement for this loan as an exhibit to your offering statement.

Response: We have amended our Form 1-A to clarify that we received the $400,000 loan proceeds, described the material terms of the loan and filed the agreement for this loan as an exhibit to our offering statement.

General

7.	We note your response to prior comment 10. It appears that the press release dated December 15, 2020 is “testing the waters material” as described in Item 17(13) of Part III of Form 1-A. Please file such press release as an exhibit to your filing, or tell us why you believe it is substantively the same as information provided in the offering statement or other filed materials. It also appears that such press release includes information that is not included in your offering circular, including information regarding the indication of interest received, and post-money valuation. If material, please disclose in the offering circular the indication of interest received, and clarify, if true, that such indication of interest is not binding. Similarly, if material, please disclose in your offering circular the post-money valuation described in the press release and clarify the basis for such valuation, including any material assumptions.

Response: We have added the press release as an exhibit. The indications of interest have not resulted in any financing and are no longer being pursued.

Irene Barberena-Meissner

August 6, 2021

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,
/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.